EXHIBIT 99.3

Wipro Limited Q4 03-04 Results Press Conference
April 16, 2004

Vijay Gupta: A warm welcome to all of you to the Wipro campus and to the press conference. The structure of the press conference remains the same. We will be starting with the statement by Mr. Premji and then it will be followed by question and answers. We can go up to 11:30 or so, and I would also request you to join us for high tea after that. I would now request Mr. Premji for his statement. Thank you.

Azim Premji: Good morning to all of you all and I would like to thank you for being present again after one year. The detailed results for the quarter and the detailed results for the year ended March 31, 2004, are with you in your press docket, and some of you would have had a chance to go through them. The board of directors has recommended a bonus issue of two additional shares per every one share held. The board has also recommended normal dividend of Rs. 4 per share and a one-time dividend of Rs. 25 per share on the existing capital prior to the bonus issue. Let me share with you some of our thoughts on our performance and our prospects. The year 2003-2004, was a defining year for Wipro in many ways. We went past the $1 billion mark at the corporation level as well as in our combined IT services business. And I repeat IT services business because our revenue along with our IT hardware business was in excess of 1.2 billion US dollars. We continued on our journey to be a comprehensive solutions provider for our customers through both organic as well as inorganic initiatives. We successfully integrated our acquisitions and drove significant synergies. Every vertical, every geography, and every service line witnessed robust revenue growth. Our strategy to remain focused on technology business paid rich dividends this year as our telecom OEM practice led to our growth with a 53% year-on-year growth in revenue. In a year where signification Rupee appreciation against the dollar and increase in compensation costs put pressure on profitability and operating margins, we expanded our operating margins in our global IT business for three consecutive quarters, cumulatively improving operating margins by over 250 basis points. In summation, the year 2003-2004 was a year when we demonstrated the resilience of our business model with healthy growth in revenue as well as in profits. Our India, Asia-Pacific, and Middle East business, Wipro Infotech, demonstrated its leadership position with a strong growth in revenues and expansion in operating margins. With similar good performance from our other businesses as well including Wipro Consumer Care and Lighting, we have had a satisfactory year. If 2003-2004 was a defining year, prospects for 2004-2005 seem even more exciting. Offshore outsourcing has delivered tangible business benefits to our customers; benefits which they are able to measure, to understand and to appreciate. This is evidenced by the sustained momentum we are seeing in volumes of business. This trend will continue and perhaps accelerate. Customers want to try out Indian IT services vendors for newer practices and newer services. Our uniqueness, in terms of having a wide range of services backed by reference-able customers and our ability to incubate newer services and quickly ramp them up, positions us very well to achieve our stated goal of growing faster than the industry. Through all these opportunities, we will have to manage newer challenges such as growing scale and a firm Rupee. However, the strength of our performance last year gives us confidence that we are in good shape to shape the opportunities and face the challenges that this year will provide. Our focus to deliver robust results in the short term does not in any way take our focus away from our long-term strategy. We are aware that our journey to achieve our vision to be among the top 10 IT services company is far from over. Our strategy on acquisitions has broadly worked well and we continue to look for inorganic opportunities to enhance our skill sets and differentiators. We will continue to invest for the future, both organically as well as inorganically. For as I have said before, the key to delivering sustainable shareholder value is to balance the demands of the short term with the requirements of the long term.

Thank you again for being here and we will be very happy to take questions. I have my colleagues on the table. Right at the left is Vineet Aggarwal, who is the President of Wipro Consumer Care and Lighting. Next to him is Suresh Senapaty, who is our Chief Financial Officer. Next to him is Vivek Paul, who is our Vice Chairman. Next to him is Suresh Vaswani,

who is the President of Wipro Infotech, and next to him is Raman Roy, who is the Chairman of and Chief Executive Officer of Wipro Spectramind.

Journalist: I have two questions. As your businesses grow, will your social commitment also increase? And the second question is what next?

Azim Premji: We have very extended social commitment in “Wipro Applying Thought in Schools”. We are currently working in over 100 schools all over the country and we are expanding this network most of this year. We also have a major social commitment in primary education in the villages of India through a foundation called Azim Premji Foundation, and we are now expanding from Karnataka and Andhra Pradesh to other states which include Madhya Pradesh, which includes certain eastern states and will eventually include a few North Indian states. We are also considering whether we should expand our operations in parts of Gujarat. So, if anything, our social commitment now has taken rapid root, deep root, and is being done with a complete focus on primary education. In terms of what is our next step? Our next step very clearly is to grow ahead of the market, to continue to be profitable to our shareholders, and to continue to go up the value chain in terms of the quality of services and the quality of satisfaction and differentiation, which we continue to offer to our customers. We also find that the domestic market in information technology is rapidly scaling up. It is of a respectable size, it is of a respectable profitability, and we see major forward opportunities in that.

Journalist: I am from Economic Times. The question here is, the outlook for the next quarter is almost flat. What is the reason?

Vivek Paul: Yeah, there seems to be some confusion that the last quarter numbers were 289 going to 292. Actually the numbers for the last quarter was 276 and so the growth is actually 5.6%.

Journalist: Mr. Paul, this is Raghvendra from Business Standard, if you could just take a minute and give us the margin story - over the last four quarters, how it has risen, and especially the last quarter seems to be very high, 24% - it would be nice. And my second question is for Mr. Senapaty, this is regarding the tax notice that has been served by the IT department. I just want you to explain Wipro’s position currently. Section 10A actually says that these entities should have been declared as separate entities for them to avail some kind of a tax exemption. How has Wipro actually declared while these entities were set up, and secondly, were these entities, which are these entities we are talking about here, I mean, can you specifically tell us which are these entities in question?

Vivek Paul: So, let me take the first part about the margins. I guess you know if you look at it, when we had talked about margins and the pressure on margins, we had talked about the fact that there were three pressures; one was pricing, the other was foreign exchange, and the third was rising compensation cost. And as you look at each of those three, they have all been mitigated. If you look at the pricing, the pricing has gone from being a net negative to a net positive. And if you look at this quarter, we had a 3% sequential pricing growth. Now, about 2.5% of that was effective yield and 0.5% was actual price, you know, sort of apples to apples getting prices up. So, I do not want to be terribly bullish about getting massive price increases, but certainly it is not the down swing that it used to be. The second is on foreign exchange; if you look at the foreign exchange story, we have actually significantly increased our hedge, and as things stand right now, and Suresh can talk about it more, we have $900 million in hedges out there and that is a pretty substantial amount. It helps us escape much of the impact of the foreign exchange. The third is compensation cost, and it is indeed true that we have some compensation cost pressures. In fact if you will recall, at the last session we had, I talked about the fact that we had passed a compensation increase in October, that was higher for people who were more senior and lower for people who are more junior, but then we were beginning to see pressure in terms of re-looking at junior salaries, and we did in fact pass a compensation increase for juniors in the last quarter and we were still able to achieve the operating margin results. So, we have been able to offset the compensation costs by a combination of factors. I think, one is, we have been able to get productivity by having SG&A gearing since our sales go up, those fixed costs need not go up as fast as sales, and of course tighter management. I think the second is that we have been able to move more work offshore and that gives us a higher margin as well. So, I think that productivity, SG&A gearing, and offshore ratios you know, and productivity including everything like utilization improvement, six-sigma projects, etc., I would say that is the way we have managed that equation.

Journalist: Sorry to interrupt, what is the offshore-onsite mix as of know, I mean, when you say more work has been moved offshore?

Vivek Paul: It was 59%, it is 58%. That’s onsite.

Suresh Senapaty: Coming to your question on the tax, I think we have stated in the past that there is a demand and we have got it legally vetted from an outside counsel including our own counsel. We believe that bulk of that order is not sustainable as a result of which no provision has been made. Off the 261 crores, about 230 crores is not provided because we think it is not sustainable. And so far as the issue of whether we have declared them as a STP units, etc., of course whatever is required under the law has been complied with and that is the reason why we think the order is not sustainable.

Journalist: I was also given to understand that you will be going for staying the notice in the Indian courts?

Suresh Senapaty: Yes, we would go and appeal against this particular order pretty soon. There is time line available for that and we will be doing that.

Journalist: I am Avinash from Express Computer Magazine. I have three questions. First is basically the kind of acquisitions you are looking for in the future, what kind of specialized companies you would be looking for? Any particular specialization or something you are looking for in a company, and would it be overseas companies or Indian companies, what kind of acquisitions you are looking for. Secondly, how many clients did Wipro add during the last quarter? Thirdly, what was the attrition rate during the last quarter? How many employees left during the last quarter? Three questions.

Vivek Paul: Okay. So let me take them one by one. In terms of clients added, it was 35. That includes all the businesses – BPO, R&D, and IT. If you look at some of the client mix, roughly under half were in the US, so there was a good client accretion outside the US as well.

Suresh Senapaty: In the Last quarter, we had an attrition rate of 17%, which is same as the quarter before in the IT services business. Amongst the 35 customers that we have added, about 15 of them are Fortune 1000 and Global 500 companies.

Azim Premji: But you know we must be clear that when we report attrition, we report it for the quarter. If you were to take the attrition for the trailing four quarters, it comes to approximately 14%. Is that correct?

Vivek Paul: It is correct, 14%.

Journalist: Mr. Senapaty, this is regarding the bonus issue – 2:1 issue is coming as a big surprise actually. So if you could just talk to us about what are the reasons for going for 2:1 issue, it would be nice. And also from a shareholders perspective, what will the liquidity be, I mean, what will this increase to, what is the current holding, public holding, and what will happen after this bonus issue, in layman terms could you just explain that please.

Suresh Senapaty: Yeah, actually if you look at the track record of Wipro, Wipro has always believed in increasing the liquidity through more and more bonus shares. We have been doing it in the past. The last bonus in 1998 was again 2:1 bonus, and we will continue with that at this time. The reason was a) continue to be increase the liquidity, and after having given this 2:1, we think, after the float stocks that are available and when that gets quadrupled, it is amongst the largest in terms of the number of shares available on a float basis. And that not only creates an additional float in India, it also creates an additional float in the US market where we are listed in the New York Stock Exchange in the form of ADRs. Plus, this also gives us an increased base for us to give more dividend. It also gives us, you know, we could afford in terms of the reserve to the paid-up capital ratio and therefore we were able to capitalize the reserves to be able to give this bonus issue. The combination of these four factors has made us to decide in this favor.

Journalist: Just wanted to know what is innovative restricted stock award, what exactly is that?

Suresh Senapaty: Right, you know, so far we have been on the WESOP plan, Wipro Employees’ Stock Option plan, and based on some of the controversy or some of the discussion that is happening in the market, in the accounting standards, though there is no finality as yet, it looks like that there is to be a charge into the P&L account based on a Black and Scholes valuation of the options, which are given as market price or whatever. Now, our own assessment is the charge to the P&L account is not commensurate with the benefit that an employee perceives. And given that we were looking for another kind of an instrument which still can help us give us a benefit in addition to the normal salaries to be able to hire, lock into, reward the talent, and retain the talent, etc. Looking at various options that we had, we thought this is the best approach where the restricted stock indeed will be an instrument where it is given to the select few with a vesting schedule, and on the vesting they could exercise within a time frame, and generally the exercise price will be determined at the time of the grant, it could be a face value to a market price as and when the compensation committee decides. And if it is at a discount to the market price, the differential will be taken as a hit to the P&L account, and it will continue to have the benefit under the SEBI guidelines and Indian Income Tax guidelines. With similar tax provision in the hands of the employee, which means, it gets taxed as a capital gains tax, if they have held on to it for one year after it gets exercised. So, you have the benefit of the taxation, you have the benefit of charge to the P&L account commensurate with the perceived value by the employee, which is win-win for all as opposed to the earlier equation which was not necessarily comfortable to either.

Journalist: What is the position on the income tax, you know, due over 200 crores?

Suresh Senapaty: I just explained, where we said that we will soon be going for appeal against that particular order. We have been advised by counsel that it is not an order which is sustainable, and therefore, against the 261 crores of demand that is there, about 230 crores is not provided because we think it is not sustainable.

Azim Premji: The balance Rs. 30 crores has already been provided in the accounts.

Journalist: Yeah, I have a question here on the margin for Wipro Infotech as well as Consumer Care and Lighting. There seems to be some surprises this quarter because I think this significant rise compared to the year ago in the Infotech margins. Perhaps you could explain the reasons behind this or whether it is because of positive upside of the dollar or something like that, and in a rebounding consumer market, the consumer care margins seems to have gone down in the latest quarter, also seems surprising. Can we have some explanation please?

Azim Premji: I am requesting Mr. Suresh Vaswani to take the question about Wipro Infotech and then Vineet Aggarwal will take the question on Wipro Consumer Care and Lighting.

Suresh Vaswani: The operating margins of the business have gone up by 1% in quarter four and approximately a percent and a half over the full year period over the last year. See, there are a couple of factors which are contributing to this. Number one, there has been a marked improvement in our revenue performance and we have had a 50% growth in revenue in Q4 over the same period last year. Second is, we have been investing a lot in the India, Asia-Pacific and the Middle East market, especially on the software side and the consulting side, and both these businesses have now come up scale and therefore are contributing to the overall profitability of the business. I just want to sort of use this to give you some highlights on Infotech. Both our businesses, the products business as well as the services businesses have grown over 50% this quarter. The PC business has done well with a growth of 22%. Our high-end enterprise products business, which is our enterprise servers and network integration business has grown 19%. Our thrust in terms of services has resulted in a growth of 50% overall in this quarter on the services business and a 15% sequential growth. We continue to win, thanks to the investments that we are making in these markets, significant deals on the software side, on the SI side, and the FM side, and these include the win we had in the total outsourcing side in Indian School of Business, large FM wins in ONGC and TVS motors, as well as software implementation wins in Hero Cycles. Our Middle East and Asia-Pacific business, that also continues to do well, and we have had a growth of roughly 169% this quarter vis-à-vis the same period last quarter, and a sequential growth of 28%. So, net-net I think our investments are beginning to pay off. We are offering much more to the domestic and Middle East market in terms of the service offerings, both on the product side as well as the services side.

Suresh Senapaty: I think the other thing is that there is a substantial increase in the mix of service revenue into the total revenue. It has gone up from 28% to 33%, 28% as of financial year 2003 and 33% is financial year 2004. So, when you talk about this kind of a significant increase that means the service business has grown faster than the total business and the service business has a higher operating margin.

Vineet Aggarwal: If you look at the Consumer Care business, we have grown by about 22% top line this year, and in quarter four we have grown 31% top line, which perhaps puts us as one of the fastest growing FMCG companies. This has happened largely because our existing brands have grown but also we have invested in new brands which has taken a little bit of hit on the bottom line in terms of quarter four over quarter three. However, if you look at on a year-on-year basis, our operating margin remains the same at 15%, and we will continue to have or we will strive to continue to have the same operating margins in the year to come. The change has happened largely because of mix in the products that we sold as well as the fact that we have invested a lot more in advertising in this quarter.

Journalist: This is strictly to Mr. Suresh Vaswani. Two of the biggest deals, which happened here in India have slipped out of Wipro Infotech, any specific reason for that. The second question is to Mr. Raman Roy, could you give an overview of what is happening to the BPO call center business in light of the fact that there is a massive consolidation which is happening in the domestic industry. How is it going to, you know, sort of impact you?

Suresh Vaswani: Subbu, which are the two deals you are talking about?

Journalist: Two deals, Bank of India and Bharti.

Suresh Vaswani: Okay, you know, I am not in a position to speak on specific deals per se. But especially in the first deal which you are talking about, we continue to do our network integration business which is ongoing. We continue to do our facilities management business there which is ongoing. I think you know, deals are won and deals are lost. At the end of the day, the proof of the pudding is the sort of growth we have had in quarter four vis-à-vis the same period last year. The Indian market is growing somewhere between 12-15%, I am talking about Q4, and we have shown a performance improvement of 50%. So, that would be my answer to your question. And I have given you some sort of an illustrative list to the deals that we have won in my previous answer to that gentleman’s question. You know, while he was talking on this, I mean, when you talk about two loses, I think there has been significant wins also, if you look at the total outsourcing of the Indian Business School, SAP implementation and Hero cycle and Hyundai, bank solution integration of Vijaya Bank. So, I mean, you are in a market place, some you lose some you gain. So, the proof of the pudding is what has happened to your revenues, what has happened to your profitability, and what are the key wins that we have got.

Azim Premji: We would love to win all of them.

Raman Roy: Yeah, on your question on the BPO and call center business. The growth continues to be robust. Wipro Spectramind grew at greater than 130% for the year gone by compared to the previous year. Yeah, there are some challenges that the political debate and the so called backlash is creating, and it is making some customers step back and perhaps re-look or delay some of the decisions. In terms of what is happening on consolidation, you know, as against the political backlash where there is a lot of talk, the consolidation in some of the large multinationals coming in and acquiring to get a foothold in the Indian market place for fulfillment purposes demonstrates that there is a genuine belief, a genuine need for remote or offshoring of services from remote locations, and India has a large role to play in terms of fulfillment. From a Wipro Spectramind perspective, some of these consolidations, some of the large multinationals coming-in does create a slightly challenging environment because that does not reach the competitive landscape, but yeah, we will see who wins in the market place. We believe our demonstrated competence for what we have done, our demonstrated understanding of the global fulfillment model has a unique advantage, which we can take to the customers.

Journalist: Yeah, I have a question. I am Sam with Bloomberg. This is a question to both Mr. Vivek Paul and Mr. Raman Roy. Taking this topic of political backlash further, I was trying to get an update on the political situation of the US, especially what are the downsides you see if Democrats come to the White House. We have been hearing about lot of, you know, some disturbing things for free trade coming from John Kerry. Do you see something of that could have a negative impact on outsourcing as a whole and especially given the economy in the US right now, can you give a broad perspective on this?

Vivek Paul: May be I will get started, I would say that the most significant backlash we have had, if you measured impact on business was not in the US but in India with this tax claim, but other than that, I think that if you look at the US, you know, there are two different battle, there is a battle for the mind and the battle for the heart. The battle for the mind in terms of, does globalization makes sense, is it the right thing to do. I think we can pretty much declare that debate, that battle over. I think anybody who is still using their full functional brains, I think will come to the conclusion that globalization helps everybody. The challenge really is that this is a political year and this is political ammunition, and the battle for the heart is in fact very much alive. To quote a senior political leader in the US, what they said is that “look, we appreciate everything that you are saying about pluses of globalization, etc., but think about how simple and powerful it would be if we had an election button that said outsource Bush.” So, I think that, you know, you have a reality right now where this is a political issue. I think the expectation is that if you look at it from a purely practical perspective, whoever is in the seat of administration in the White House is going to find it very difficult to run a country that is isolated from the rest of the world, and so as a result the expectation is that despite all the election rhetoric, at the end of the day I think that globalization, the attendant benefits that every country gets, and the attendant things that they have to deal with are things that are here to stay. And Raman you can comment on that as well. However, what we are seeing is that in a short run, we are seeing increase in duality. On the plus side of that duality is the fact that virtually everybody is saying this is the right thing to do, I want to do more. So, even customers that had really not actively considered this because of all the media attention it is getting, because of all the visibility it is getting, are actively saying “Oh! My God, if it is so big and I am not in the game even, what should I do? How do I get it?” So, it has really created a spark, a much greater level of interest. But, if you look at the short term though, what we are seeing is that because of the higher level of visibility ahead, customers who were thinking of offshoring, particularly on the back of the lay off in the United States, are beginning to go slow. They are saying, look, I appreciate all the benefits I get, but I think I can live without them for six more months if I have lived without them for the past two decades. And as a result what we are seeing is that in some deals, particularly as I said if they are on the back of the US lay off, customers are going, “I will wait.”

Raman Roy: There is nothing much I can add to what Vivek said, that pretty much paints the scenario what we are seeing. The customers are saying, we have waited for two decades, we can wait another six months. Let us not be aggressive about it right now and get our names on the front pages on the newspapers, and you know, there are various programs that give daily lists of people. So, yeah, it is a temporary phase.

Journalist: Hi. Mr. Roy, I just wanted some sequential numbers as against Q2 to Q3 for Spectramind, and I also wanted you to talk about the clients, what are the clients you got in the last quarter?

Raman Roy: Well, I can give you the number of clients that we got last quarter. We now have 23 customers. We had 19 at the end of last quarter. We did 68 processes at the end of last quarter for our customers. We now do 76 processes for our customers. Specific customer details we have constrained not to be able to talk about because of the contractual obligations that we have. In terms of sequential numbers, we did about 26.8 million last quarter. We are about 29 odd million. If you want earlier quarters, I will give them to you right after this.

Journalist: I want specific information on couple of things. One is that the board has decided to appeal on this tax issue, appeal where exactly?

Suresh Senapaty: The next appellate authority.

Journalist: Okay. When will that be?

Suresh Senapaty: Within the time prescribed by the, under income tax act.

Journalist: There are media reports that there was an approach to the PMO office, is that true? Or the IT ministry?

Azim Premji: We cannot comment on any of these rumors. All I can say is while we will be taking the first step in terms of an appeal, this is also an issue for the industry as a whole. And NASSCOM, the industry body of IT services, has represented with the government to be able to deal with this issue in terms of issuing necessary clarifications to avoid unnecessary litigation.

Journalist: Why is that only your company seems to be singled out? Why not you pay up and then settle the issue than taking up this? Well, you are a billion dollar company, what is 271 crores?

Suresh Senapaty: Right. Fortunately, we had some other lawyers to seek advice, and based on their advice, we have dealt with it in terms of payment as well in the accounts.

Journalist: What is the bone of contention exactly under 10A?

Suresh Senapaty: See, we do not want to get into a trial in the media here. But all I have to say is, there is a demand and we think and we have been advised that this particular demand is not a sustainable demand, and therefore we have dealt with that in our articulation and dealt with that in our account. Like we said we are going to appeal, and the industry association is dealing with it for any particular clarification that the government could issue. I cannot talk anything more about it.

Azim Premji: And there are many other companies also who have been reported in the press, who have also been painted with the same brush, so really it is an industry issue.

Journalist: So, your advice from your legal counsel shows that the rule is not in conformity with what actually you should do, isn’t it?

Suresh Senapaty: If that was the case, we cannot say that the order is not sustainable. The legal department says that the order is not sustainable.

Journalist: All right. Now, with respect to the bonus, could we know exactly what is the holding of Mr. Premji, and how much liquidity he has increased, can you give us the numbers?

Suresh Senapaty: See the total shares outstanding is about 232 million, and Mr. Premji is holding is about 84%, so the balance is float, so that now, 16% of 232 million now gets tripled.

Journalist: And with respect to ADRs?

Suresh Senapaty: ADRs, the outstanding shares are about 3.16 million, which will become 9.48 million if the shareholders approve thereafter.

Journalist: Yeah, that is a formality. And Mr. Paul, had your company, your Global IT Services had it been a billion dollar? Had the Rupee not appreciated?

Vivek Paul: Oh absolutely.

Journalist: Taking advantage of that?

Vivek Paul: Well no, actually we were not, because our revenues are in dollars and frankly you know if you look at the company, you have to take a look at the fact that about two years ago Wipro Technologies decided that the way to address the markets would be that our friends and colleagues in Wipro Infotech will address the Middle East, Asia Pacific, and India markets, and we would focus on Japan, Europe, and the US. As a result, really if you take a look at it you have to take look at the combination in terms of the global markets we serve with services, IT services, that combination did cross a billion dollars, since except for the India piece which is a very small piece, the rest of it is all in foreign currency. The fact is that whether the Rupee was higher or lower that number would still add up to a billion dollars.

Suresh Senapaty: Most of the IT services company have revenue in Indian Rupees. So therefore whenever a particular articulation is about a billion dollar, etc. to the extent they are non-dollar denominated, they get translated into the US dollars and communicated. So when we are talking about a 1.2 billion dollars or IT revenue, it is global IT as well as Indian and Asia-Pac IT together. Global IT is largely only service; Indian IT and Asian-Pac has a component of hardware and has a component of service. Service is about 33%, so if you take the service of the Indian IT, club it with the Global IT Services, then it has crossed a billion dollar only in services. It has touched 1.2 billion dollars in terms of total IT revenue.

Azim Premji: But also looking at it other way, our revenue in quarter four for Wipro Technologies was about 276 million US dollars and our services revenue, I repeat services revenue, for Wipro Infotech excluding hardware was about 24 million US dollars. So actually in quarter four of last year we have already done about 300 million US dollars. If you just multiply that by 4, our run rate today of revenue is 1.2 billion US dollars. So we see no big deal in terms of 1 billion US dollars, we are much above that now anyway in terms of a run rate and we have been sequentially growing on that quarter to quarter.

Journalist: Could I know what are, at the end of the year, the cash equivalents and the reserves.

Azim Premji: Yeah they are in our balance sheet. We will give it to you.

Journalist: Mr. Roy, I have a question here. I believe last quarter obviously Wipro Spectramind did not have net staff additions, people left. Can you give the total number of employees right now in Wipro Spectramind. How many added over the last year, and some comments on the industry challenge for hiring, I mean, which has been talked about earlier by you all.

Raman Roy: We had 9,300 employees at the end of the year that compares with 9,456, so there was a net increase of 156 employees. This decrease essentially led by some of the one-time projects that we had done for the quarter ended 31st December, that were linked to the Christmas increase and some of the holiday season increases that our customers were seeing in their market place which we were helping them fulfill, some new product launches that we were helping them handle out of here, and those resources then were redeployed into regular business, and while our revenue has grown by about 11%, the net number of people has gone down by a 150 odd. We have added somewhere in the region of 4000+ employees over the year for this year.

Journalist: Hi, Raghu from Business Standard. Some comments on the hiring front and the challenge to retain employees. 9300 strong is among the top players in the industry. So what about compared to others, and with multinationals getting a foothold here, how do you see the challenge?

Raman Roy: Let me first correct you. Wipro Spectramind is not among the top players, it is the top third-party player. Let us not have any ambiguity on that. Because the next largest after us is less than 60% our size. Are there challenges? Yes, there are. The quality of manpower, the ability to find the uncut diamonds, to cut the diamond and polish the diamond is, the ability to find that uncut diamond is becoming quite challenging because the companies continue to concentrate in the markets where the labor pool is not increasing and as a country, we do not have a strategy to create a labor pool that will feed this industry, which is very hungry for those trained resources. So as a strategy we have expanded. We now are in six locations where we are in production and we are going into Calcutta in this quarter, where we are expanding the footprint to be able to target the markets where there is robust telecom and technology for us to be able to give international quality fulfillment, and there are resources that are available that can be trained to be global resources for global fulfillment.

Journalist: But despite being the number one company, it is the first time the company has announced that in the BPO industry where people are hiring that people have left. It is not a net staff addition, it is a decline. Is there challenge to hire people more in our industry because you had the first mover advantage for first year, I mean, it is easier for multinationals to take from Wipro Spectramind.

Raman Roy: Not necessarily a decline because of any market reasons. I just explained to you we leveraged our position to do some one-time deals which created a revenue impact and we have grown over and above that revenue piece. But as I said earlier, the quality of resources, the quality of the education to create international global fulfillment resources is a big challenge that faces us as a country, and as a company operating within the country we see that challenge, and as the largest, we perhaps see it more.

Journalist: Yeah, could you please explain, in this very context, your own aberration in one case where the client’s engagement had to be stopped because of the violation of business practices. Exactly who was accountable in this case? And could you please tell us a little bit more so that we will know the exact position because you have not made any formal public statement yet on this?

Raman Roy: Exactly who is accountable, I do not understand. We have said that certain employees for their own personal gain did practices that do not comply with Wipro’s values, and did not comply with the values of the customer. We conducted an internal audit. We investigated it in depth, the people were identified, it was openly and transparently shared with our customer, the issues that had been identified as a part of the internal audit. Those people do not form a part of the company now. We had 27 odd people that were involved in this in. Wipro Corporation is greater than 30,000 people; to say that some people did something for personal gains, does it happens, yes it happens. As a result of this, the customer decided not to give us the next campaign – outbound telemarketing is done on campaigns. From our prospective that is very unfortunate, but we never ran away from openly and transparently sharing some of the issues that our internal audit discovered.

Journalist: Yeah, Raghu from PTI. I just wanted to know what is the dollar rate you have computed for the guidance for the first quarter, and compared to last quarter, the Q1 quarter guidance is a bit low. And second question is, are you in the race to bid for the Hughes software; there have been media reports that Wipro is also on the race, can you confirm it?

Vivek Paul: Okay, let me try and answer all those questions. First of all, the dollar rate is irrelevant because most of our revenues are in dollars. It is dollar, so there is no change in that. In terms of the guidance, if you look at the last three quarter, we have had 3 straight quarters of double-digit growth. If you look at guidance for next quarter, it is 5.6%. As we said earlier, while certainly the market environment has improved significantly, I still think that we have the uncertainty that is still left over about the timing of customer ramps, and as a result, while we continue to be nothing but optimistic and positive about our outlook, it is very difficult to call exactly what is going to happen in the next six months until the elections come through. So our guidance is what it is at that 292 level. Finally with regard to your question about acquisitions, we do not really comment on any particular acquisition.

Journalist: What kind of growth is Wipro expecting for the current fiscal year?

Azim Premji: We do not give guidance for the year. But, we will do better than the industry in all the businesses we are in, I repeat, in all the businesses we are in.

Journalist: You spoke of a wage increase?

Vivek Paul: As I mentioned earlier, we did a wage increase in October and then we did another one in this quarter, and we are probably planning another one over the year, the exact timing and quantum will be determined by the market factors at that time.

Journalist: What is the reason for the hiring in Q4 less than Q3 net?

Vivek Paul: It is basically because, as I said earlier, we hired about 1500 people in the IT business and negative hiring in the net add that is in the BPO business.

Journalist: Yeah, Mr. Senapaty could you tell us also, to offset Rupee appreciation what was the hedging you did and what you propose to do in this quarter?

Suresh Senapaty: We had said it earlier. Vivek has said that we have in excess of $900 million that has been hedged. Last quarter we did much more hedging then what we had in the previous quarters as a result of which we could bring down the damage to only 40 basis points in quarter four. So based on the $900 million plus of hedge that we are having as of 31/03/04, we think it will have a sobering impact in 04-05.

Journalist: Yeah, Mr. Paul could you tell us how the NerveWire acquisition is shaping up? And going ahead in the next few quarters, how does the deal size look like in terms of Rupee, we expect some large deals to come in, what is the color of the deal and stuff like that?

Vivek Paul: If you look at the NerveWire acquisition, I think we had mentioned this last quarter. It basically is unchanged from the story we had last quarter which is that, there were two things that we had expected when we acquired that company. One was a synergy benefit in terms of being able to reshape some of our existing client engagements, in terms of being able to win new client engagements on the basis of a more end-to-end offering, and in terms of being able to drive a synergistic, both consulting and BPO IT kind of a win, that was one aspect, which is what was the overall combination that would be worth. The second thing that we were expecting was that, since that business was a running business, it would bring with it a sales funnel and an ongoing revenue line. Our expectations on the first piece, which is reshaping our business and giving us great talent, it is allowing us to reshape our relationship with existing and new customers, we achieved all of those. If you look at the sales funnel that came in, unfortunately it was much weaker than we had anticipated. Perhaps we could even buy the transition of ownership. So as a result that was a disappointment. So in the first couple of quarters we ended up having sales declines that were ahead of what we were thinking might happen. As things stand right now, it is fully integrated into our financial services vertical, and it continues to be a source of strength for us. In terms of your question about deal sizes for the future. I do not think that we are fixated on any particular deal size. I think that clearly our experience in the past has been that we have done small manageable deals. Our articulation in the past has been that large deals are higher risk, and the fact that we are parting with nice chunk of our change. I think that the expectations generally would be in line with what the past has been.

Journalist: There is a mention in the notes about the sale of land, which was this land and what was the price?

Vivek Paul: Okay, it is a particular land we had at Bombay, which we have never put to use and it was sold off. And it is reflected as part of other income.

Azim Premji: With the last word from Balaji, can we now break for tea. The tea is being served at the back. Thanks a lot and join us for tea.

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